Exhibit 99.1

Consolidated Financial Statements

June 30, 2009
(in United States Dollars, unless otherwise stated)

Consolidated Balance Sheets
(unaudited, in thousands of United States Dollars)
	June 30	March 31	December 31
	2009	2009	2008
		(as restated, Note 15)	(as restated, Note 15)

ASSETS
Current
Cash and cash equivalents	$21,951	$24,686	$3,258
Receivables
Commodity taxes	11,806	8,129	8,762
Trade / other	3,591	2,169	4,932
Derivative assets	368	-	-
Inventories (Note 6)	66,196	62,661	60,128
Prepaid expenses and deposits	3,984	2,883	2,389
	107,896	100,528	79,469

Deposits on property, plant and equipment	4,764	4,331	4,930
Other long-term assets	5,938	4,462	4,653
Long-term ore stockpiles (Note 6)	-	2,545	2,201
Mining interests and property, plant and equipment	609,285	600,707	597,126
Goodwill	106,799	106,799	106,799

	$834,682	$819,372	$795,178

LIABILITIES
Current
Payables and accruals	$34,062	$34,044	$30,457
Current portion of long-term debt and capital leases
and other long-term obligations (Note 7)	41,238	40,411	30,861
	75,300	74,455	61,318

Long-term debt and capital leases (Note 7)	4,021	4,532	7,991
Other long-term obligations (Note 7)	5,948	4,317	4,677
Asset retirement obligations	3,955	3,595	3,622
Employee future benefits	2,165	1,807	1,659
Future income taxes	85,852	76,377	77,301
	177,241	165,083	156,568
SHAREHOLDERS’ EQUITY
Capital stock	751,398	741,810	719,426
Contributed surplus	24,857	23,710	33,288
Deficit	(125,238)	(117,665)	(120,538)
Accumulated other comprehensive income	6,424	6,434	6,434
	657,441	654,289	638,610

	$834,682	$819,372	$795,178

Nature of operations and going concern assumption (Note 1)
Subsequent event (Note 16)

Signed on behalf of the Board:	/s/ Fred George	/s/ Ronald Smith
	Fred George, Director	Ronald Smith, Director

See accompanying notes to the unaudited consolidated financial statements.	1

Consolidated Statements of Operations and Comprehensive (Loss) / Income
(unaudited, in thousands of United States Dollars except per share data)
	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
		(as restated,		(as restated,
		Note 15)		Note 15)

Revenue from mining operations	$43,326	$64,550	$90,675	$115,918

Expenses
Production costs, excluding amortization & depletion	22,451	35,998	45,546	60,690
Refining costs	794	419	1,357	793
General and administrative costs	6,464	7,580	15,924	12,594
Amortization, depletion and accretion	10,195	10,827	19,840	19,785
	39,904	54,824	82,667	93,862

Earnings before other items	3,422	9,726	8,008	22,056

Interest on long-term debt	(973)	(347)	(1,908)	(917)
Foreign exchange loss	(7,043)	(2,010)	(5,095)	(3,076)
Interest and other income	205	99	389	173
	(7,811)	(2,258)	(6,614)	(3,820)

(Loss) / earnings before income taxes	(4,389)	7,468	1,394	18,236

Future income tax expense	3,112	1,100	4,296	3,027
Current tax expense	72	1,520	1,798	3,317
	3,184	2,620	6,094	6,344

Net (loss) / earnings	$(7,573)	$4,848	$(4,700)	$11,892

Other comprehensive loss	(10)	-	(10)	-

Total comprehensive (loss) / income	$(7,583)	$4,848	$(4,710)	$11,892

Net (loss) / earnings per share (Note 8)
Basic	$(0.06)	$0.04	$(0.04)	$0.10
Diluted	$(0.06)	$0.04	$(0.04)	$0.10

Weighted average shares outstanding (Note 8)
Basic	122,830,057	118,374,420	122,299,755	118,301,139
Diluted	122,830,057	120,749,503	122,299,755	120,820,514

See accompanying notes to the unaudited consolidated financial statements.	2

Consolidated Statements of Cash Flows
(unaudited, in thousands of United States Dollars)
		Three months ended		Six months ended
		June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
			(as restated,		(as restated,
			Note 15)		Note 15)

OPERATING ACTIVITIES
Net (loss) / earnings	$	(7,573)	$4,848	$(4,700)	$11,892
Premium on currency options		(378)	-	(378)	-
Payment on other long-term obligations		-	-	(325)	-
Items not affecting cash (Note 9)		24,792	14,988	34,911	27,503
Change in non-cash operating working capital (Note 9)		(3,126)	4,506	3,238	(498)

		13,715	24,342	32,746	38,897

INVESTING ACTIVITIES
(Increase) / decrease in deposits on property, plant and equipment		(435)	(625)	164	(1,127)
Proceeds on sale of property, plant and equipment		-	-	7,176	-
Expenditures on mining interests and property, plant and equipment		(20,637)	(20,043)	(35,751)	(33,006)
		(21,072)	(20,668)	(28,411)	(34,133)

FINANCING ACTIVITIES
Repayment of capital lease obligations		(882)	(620)	(2,640)	(1,228)
Proceeds from long-term debt		-	-	-	4,380
Repayment of long-term debt		(15)	(5,037)	(30)	(7,172)
Proceeds from exercise of options		5,519	2,825	17,028	3,762
		4,622	(2,832)	14,358	(258)

Net (decrease) / increase in cash and cash equivalents		(2,735)	842	18,693	4,506

Cash and cash equivalents, beginning of period		24,686	7,373	3,258	3,709

Cash and cash equivalents, end of period		$21,951	$8,215	$21,951	$8,215

Cash and cash equivalents is comprised of the following:

Cash	$	$15,088	$7,315	$15,088	$7,315
Temporary investments		6,863	900	6,863	900
	$	$21,951	$8,215	$21,951	$8,215

See accompanying notes to the unaudited consolidated financial statements.	3

Consolidated Statements of Shareholders’ Equity
(unaudited, in thousands of United States Dollars)

For the six months ended	June 30, 2009	June 30, 2008
		(as restated, Note 15)

Capital stock
Balance, beginning of period	$719,426	$699,512
For cash pursuant to exercise of stock options	17,028	3,762
Fair value of share-based compensation	14,944	12,285
Balance, end of period	$751,398	$715,559

Contributed surplus
Balance, beginning of period	$33,288	$42,373
Fair value of share-based compensation	(14,944)	(12,285)
Forfeitures of stock options	(45)	(136)
Share-based compensation	6,558	1,348
Balance, end of period	$24,857	$31,300

Deficit
Balance, beginning of period	$(120,538)	$(161,669)
Application of new inventory standard (Note 15)	-	1,137
Net (loss) / earnings	(4,700)	11,892
Balance, end of period	$(125,238)	$(148,640)

Accumulated other comprehensive income
Balance, beginning of period	$6,434	$6,434
Unrealized loss on derivative assets	(10)	-
Balance, end of period	$6,424	$6,434

Total shareholders’ equity	$657,441	$604,653

See accompanying notes to the unaudited consolidated financial statements.	4

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

1.

Nature of operations and going concern assumption

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM) and the New York Stock Exchange (NYSE: GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on its ability to raise capital, its ability to generate sufficient cash flow from the Ocampo and El Cubo properties to make required debt repayments and fund capital expenditures, fluctuations in foreign currency exchange rates, and the market price of gold and silver. At the end of the first quarter, the Company was not in compliance with one of the covenants on its credit facility and therefore did not have access to the undrawn balance. In June 2009, the Company renegotiated the credit facility to restore access to the undrawn balance with the loan covenant breach being waived and any restrictions that were imposed as a result being removed. The revised agreement amended the amortization repayment schedule and removed production and cash operation covenants; however the credit facility is still subject to certain amended financial covenants. The Company will need to renegotiate the credit facility in the fourth quarter of 2009. During the current period, the Company has generated positive cash flows from operations and has forecasted continuing positive earnings and cash flows in future years, thereby making the going concern assumption appropriate. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, except that they do not contain all of the disclosures required for annual financial statements. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2008, except as noted. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

3.

Changes in accounting policies

(i) EIC-174, Mining Exploration Costs

Effective March 27, 2009, the Company adopted EIC-174, Mining Exploration Costs. This abstract provides additional guidance on determining when exploration costs related to mining properties can be capitalized as well as clarification on impairment indicators for exploration costs that have previously been capitalized. This abstract did not have any effect on the Company’s financial results.

(ii) Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company’s financial results.

(iii) EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company’s financial results.

4.

Change in estimate

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. During the second quarter, the Company reviewed the appropriateness of its current estimate, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization expected to be classified as reserves. Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

5.

Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)	Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

(ii) Section 3862, Financial Instruments – Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective for the Company on December 31, 2009.

(iii) International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

6.

Inventories

	June 30	March 31	December 31
	2009	2009	2008
		(as restated)	(as restated)
Supplies	$14,089	$14,217	$14,073
Ore stockpiles	3,886	3,188	3,534
Ore in process	45,537	46,244	43,832
Finished product	2,684	1,557	890
	66,196	65,206	62,329
Less: Long-term ore stockpiles	-	(2,545)	(2,201)
	$66,196	$62,661	$60,128

During the three and six months ended June 30, 2009 the Company recognized $716 and $452 of inventory net realizable valuation adjustments as an expense (three months and six months ended June 30, 2008 – $599 and $812).

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

7.

Long-term debt and capital leases

On February 20, 2009, the Company entered into a transaction whereby several pieces of equipment were sold and subsequently leased back. This transaction had the effect of increasing capital lease obligations by $5,091 and increasing property, plant and equipment by $306. The Company has recognized a deferred gain of $181, included in other long-term obligations, on the sale of the equipment which will be amortized over the 36 month term of the lease.

The Company’s credit facility contains a number of financial and operational covenants and is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company. During the second quarter, the Company and its current lending syndicate amended the credit facility to restore the Company’s ability to access the undrawn portion of its current $50,000 facility. The revised agreement amended the amortization repayment schedule and removed production and cash operation covenants. Refer to note 12 for details on the timing of the required contractual repayments under this facility.

8.

Earnings per share

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the three and six months ended June 30, 2009 of 122,830,057 and 122,299,755, respectively (three and six months ended June 30, 2008 – 118,374,420 and 118,301,139, respectively). Diluted earnings per share is based on the assumption that options under the stock option plan that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted. As of June 30, 2009, 3,008,110 stock options were excluded from the computation of diluted earnings per share for the three and six month periods ended because their effect would have been anti-dilutive (three and six months ended June 30, 2008 – 3,167,110 and 3,177,110).

9.

Supplemental cash flow information

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Items not affecting cash:		(as restated)		(as restated)
Amortization, depletion and accretion	$10,211	$10,827	$19,867	$19,785
Transaction costs	194	-	636	-
Unrealized foreign exchange loss	8,685	2,535	5,522	3,398
Stock option expense, net of forfeitures	1,205	975	2,502	1,405
Employee future benefits	215	223	403	560
Future income tax expense	3,112	1,100	4,296	3,027
Other long-term obligations	2,645	-	2,969	-
Other long-term assets	(1,475)	(672)	(1,284)	(672)
	$24,792	$14,988	$34,911	$27,503

Change in non-cash working capital:
Receivables	$(4,215)	$(1,338)	$(979)	$(4,338)
Prepaids and deposits	(1,102)	358	(1,656)	661
Inventories	857	(3,286)	(186)	(8,288)
Payables and accruals	1,334	8,772	6,059	11,467
	$(3,126)	$4,506	$3,238	$(498)

Interest paid	$952	$618	$1,592	$1,196
Taxes paid	$1,013	$1,043	$1,109	$2,422

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

10.

Employee future benefits

The Company accrues employee future benefits for workers in Mexico in accordance with statutory requirements. In addition, the Company established a post-retirement benefit plan for a member of senior management. The plan provides for a lump sum retirement benefit at age 65, determined as a multiple of the members’ aggregate salary in 2006 and 2007. All employee future benefit plans are unfunded, and have measurement dates and actuarial valuation dates of December 31st. For the three and six months ended June 30, 2009, the Company has recorded $217 and $419 in employee future benefit expenses (three and six months ended June 30, 2008 - $324 and $633 respectively).

11.

Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
(a) Production costs – labour	$7,983	$8,821	$16,642	$17,651
(a) Mining interests – labour	2,074	398	2,502	692
(b) Production costs – consumables	4,829	3,084	8,646	4,462
	$14,886	$12,303	$27,790	$22,805

(a)	The Company pays a third party company related to a director for the provision of workers in the Mexican operations at cost plus 8 – 10%.

(b)	The Company pays a third party company related to a director for the provision of lubricant and fuel, the prices of which are regulated in Mexico.

As at June 30, 2009, the Company had included $1,955 (December 31, 2008 - $1,922) in payables and accruals and $823 (December 31, 2008 - $1,022) in prepaids and deposits, representing the amounts owing or paid to these related parties.

12.

Financial instruments and risk management

The Company’s financial instruments consist of cash and cash equivalents, receivables, payables and accruals, long-term debt, obligations under capital leases and risk management assets and liabilities arising from the use of currency derivative financial instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 3(c) to the annual consolidated financial statements.

The Company has applied cash flow hedge accounting for all outstanding derivative financial instruments as at June 30, 2009.

Fair values of financial instruments

The Company estimates that the fair value of its cash and cash equivalents, receivables, payables and accruals, and long-term debt approximate the carrying value of the assets and liabilities due to the relatively short-term nature of these instruments.

The Company’s fair value estimates for derivative contracts are based on quoted market prices for comparable contracts. These estimates represent the amount that the Company would have received from (or paid to) a counterparty to settle the contract at the balance sheet date.

Risks

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange, credit and liquidity risks. The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

Commodity price risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other instruments to manage short term commodity price fluctuations. At June 30, 2009, the Company did not have any commodity-related financial instruments outstanding.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 50 basis points higher during the three months ended June 30, 2009, equity and net earnings would have decreased by $46, arising mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect).

Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

At June 30, 2009, the Company’s balance sheet exposure to foreign currency exchange risk in Canadian dollars and Mexican pesos was as follows:

	CAD	MXN
Cash and cash equivalents	$515	$117,147
Receivables	444	169,761
Payables and accruals	(7,706)	(138,512)
Long-term debt and capital leases	(166)	(5,275)
Future income tax liabilities	(66,488)	(332,573)
Net balance sheet exposure	$(73,401)	$(189,452)

A 10% weakening of these currencies against the US dollar at June 30th would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant (a 10% strengthening would have had the equal but opposite effect).

Equity / earnings
Translation of net CAD exposure	$5,740
Translation of net MXN exposure	1,307

As at June 30, 2009, the Company held option contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has the right to purchase Mexican pesos amounting to $6,000 USD at a strike price of 14 pesos to 1 US dollar. These currency hedges have been accounted for as cash flow hedges of salary and benefit costs denominated in Mexican pesos and settle at various dates between July 1, 2009 and December 31, 2009. These contracts were purchased for $377 and have a fair value of $367 at June 30, 2009, with the entire difference of ($10) recognized in Accumulated Other Comprehensive Income (AOCI). Upon exercise or expiry of an option, the cumulative gain or loss within AOCI will be reclassified to inventory to be recognized in income at the same time as the related production cost.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$34,062	$(34,062)	$(34,062)	$-	$-	$-	$-
Long-term debt and capital leases	43,487	(45,194)	(39,370)	(1,290)	(2,465)	(2,069)	-
Other long-term obligations	6,848	(8,477)	(700)	(1,111)	(1,111)	(3,333)	(2,222)

	$84,397	$(87,733)	$(74,132)	$(2,401)	$(3,576)	$(5,402)	$(2,222)

13.

Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current quarter.

The capital of the Company consists of items included in shareholders’ equity and debt obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at June 30, 2009, the ratio of gross debt to total equity was 6.61% (March 31, 2009 – 6.75%, December 31, 2008 – 6.02%), calculated as follows:

	June 30	March 31	December 31
	2009	2009	2008
		(as restated, Note 15)	(as restated, Note 15)
Current portion of long-term debt and capital leases	$39,466	39,652	$30,461
Long-term debt and capital leases	4,021	4,532	7,991
Gross debt	43,487	44,184	38,452

Shareholders’ equity	$657,441	654,289	$638,610

Gross debt / Shareholders’ equity	6.61%	6.75%	6.02%

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

14.

Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:
		Three months ended June 30, 2009
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$40,252	$3,074	$-	$43,326
Production costs	18,008	4,443	-	22,451
Refining costs	670	124	-	794
General and administrative	1,729	660	4,075	6,464
Amortization and depletion	8,116	2,050	29	10,195
	28,523	7,277	4,104	39,904
Earnings / (loss) before other items	$11,729	$(4,203)	$(4,104)	$3,422
Expenditures related to mining interests and property, plant and equipment	$19,298	$1,337	$2	$20,637

		Three months ended June 30, 2008
	(as restated, Note 15)
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$47,340	$17,210	$-	$64,550
Production costs	23,937	12,061	-	35,998
Refining costs	297	122	-	419
General and administrative	2,826	1,067	3,687	7,580
Amortization and depletion	7,615	3,184	28	10,827
	34,675	16,434	3,715	54,824
Earnings / (loss) before other items	$12,665	$776	$(3,715)	$9,726
Expenditures related to mining interests and property, plant and equipment	$16,093	$3,790	$160	$20,043

			Six months ended June 30, 2009
	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$75,258	$15,417	$-	$90,675
Production costs	34,082	11,464	-	45,546
Refining costs	1,045	312	-	1,357
General and administrative	3,199	993	11,732	15,924
Amortization and depletion	14,541	5,219	80	19,840
	52,867	17,988	11,812	82,667
Earnings / (loss) before other items	$22,391	$(2,571)	$(11,812)	$8,008
Expenditures related to mining interests and property, plant and equipment	$32,516	$3,209	$26	$35,751

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

Six months ended June 30, 2008 (as restated, Note 15 )

	Ocampo	El Cubo	Other	Total
Revenue from mining operations	$81,312	$34,606	$-	$115,918
Production costs	38,599	22,091	-	60,690
Refining costs	521	272	-	793
General and administrative	3,831	1,092	7,671	12,594
Amortization and depletion	12,255	7,485	45	19,785
	55,206	30,940	7,716	93,862
Earnings / (loss) before other items	$26,106	$3,666	$(7,716)	$22,056
Expenditures related to mining interests and property, plant and equipment	$26,909	$5,926	$171	$33,006

The following are the total assets by segment:
	Ocampo	El Cubo	Other	Total
Total assets as at June 30, 2009	$442,197	$381,844	$10,641	$834,682
Total assets as at March 31, 2009 (as restated)	$430,385	$380,654	$8,333	$819,372
Total assets as at December 31, 2008 (as restated)	$411,510	$382,544	$1,124	$795,178

All goodwill included on the balance sheet relates to the El Cubo operating segment.

15.

Restatement of consolidated financial statements

During the preparation of the June 30, 2009 interim consolidated financial statements, the Company determined that certain items in the December 31, 2008 consolidated financial statements had been incorrectly translated into the Company’s functional currency, the United States dollar, and that upon initial adoption of Section 3031, Inventories, on January 1, 2008, a reversal should have been recorded for previously recognized net realizable value adjustments.

Foreign currency translation:

In the Company’s Mexican operations, inventory is initially recorded in Mexican pesos. When translating these balances to the US dollar, the Company used the current exchange rate instead of the rate in effect when the costs were incurred. The impact of this adjustment was to change the inventory balances and production costs in each period. There was no income tax effect as a result of this adjustment.

Net realizable value adjustments:

Section 3031, Inventories, requires that when the net realizable value of inventory increases, previously recorded adjustments to reduce inventory to its net realizable value are reversed. On implementation of this section on January 1, 2008 the Company did not identify that there were previous net realizable value adjustments that were required to be reversed. The effect of this restatement is to increase inventories by $1.6 million at January 1, 2008, with a $1.1 million decrease to deficit and a $0.5 million increase to future income tax liabilities.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

The following table outlines the impact of the adjustment by financial statement line item in the Company’s consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows. Only those line items impacted by the restatement have been disclosed.

		Foreign	Net realizable
	Previously	currency	value
	reported(1)	adjustments	adjustments	As restated
Consolidated balance sheet at December 31, 2008:
Inventories	$49,318	$9,231	$1,579	$60,128
Long-term ore stockpiles	2,119	82	-	2,201
Deficit	(131,430)	9,313	1,579	(120,538)

Consolidated balance sheet at March 31, 2009:
Inventories	$51,692	$10,969	$-	$62,661
Long-term ore stockpiles	2,374	171	-	2,545
Deficit	(128,805)	11,140	-	(117,665)

Statement of operations for three months ending June 30, 2008:
Production costs, excluding amortization and depletion	$36,303	$(305)	$-	$35,998
Amortization, depletion and accretion	10,529	298	-	10,827
Foreign exchange loss	329	1,681	-	2,010
Net earnings	6,522	(1,674)	-	4,848

Statement of operations for six months ending June 30, 2008:
Production costs, excluding amortization and depletion	$63,000	$(2,310)	$-	$60,690
Amortization, depletion and accretion	20,455	(670)	-	19,785
Foreign exchange (gain) / loss	(3,023)	6,099	-	3,076
Net earnings	15,011	(3,119)	-	11,892

Statement of cash flows for three months ending June 30, 2008:
Net earnings	$6,522	$(1,674)	$-	$4,848
Amortization, depletion and accretion	10,529	298	-	10,827
Unrealized foreign exchange (gain) / loss	508	2,027	-	2,535
Change in inventories	(2,635)	(651)	-	(3,286)
Total operating cash flow	24,342	-	-	24,342

Statement of cash flows for six months ending June 30, 2008:
Net earnings	$15,011	$(3,119)	$-	$11,892
Amortization, depletion and accretion	20,455	(670)	-	19,785
Unrealized foreign exchange (gain) / loss	(2,414)	5,812	-	3,398
Change in inventories	(6,265)	(2,023)	-	(8,288)
Total operating cash flow	38,897	-	-	38,897

(1)	Certain of the previously reported figures have been reclassified to conform with the financial statement presentation adopted as at and for the period ended December 31, 2008.

Notes to the Consolidated Financial Statements
(Unaudited, in thousands of United States dollars unless otherwise stated)

16.

Subsequent event

On July 2, 2009, the Company made $15 million in debt repayments, $7.5 million of which was funded through cash. The remainder was funded through a draw on the revolving portion of the credit facility.

17.

Comparative figures

Certain of the comparative figures for the prior period have been reclassified to conform with the financial statement presentation adopted for June 30, 2009.